Confidential Treatment Requested by ZimVie Inc.

Pursuant to 17 C.F.R. Section 200.83

September 30, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re: ZimVie Inc. (f/k/a ZB SpinCo Holdings, Inc.)

Draft Registration Statement on Form 10

Confidentially Submitted August 9, 2021

CIK No. 0001876588

Dear Ms. Ansart,

On behalf of our client, ZimVie Inc. (f/k/a ZB SpinCo Holdings, Inc.) (the “Company”), we hereby submit this letter in response to the comments (the “Comments”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 13, 2021 with respect to the Company’s Draft Registration Statement on Form 10, as confidentially submitted to the Staff on August 9, 2021 (the “Draft Registration Statement”).

For the convenience of the Staff, each of the Comments is restated below in bold type followed by the Company’s response thereto. All references to page numbers and captions correspond to pages and captions in the Draft Registration Statement. For the purposes of this response letter, a single underline indicates the Company’s proposed additions and strike-through text indicates the Company’s proposed deletions to the Draft Registration Statement.

Exhibit 99.1 Information Statement

Market, Industry and Other Data, page i

1.  Please amend your disclosure to clarify that you are liable for the market and industry data you included in your registration statement.

Response: In response to the Staff’s Comment, the Company will revise the statement on page i as follows:

“Unless otherwise indicated, information contained in this information statement concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on

U.S. Securities and Exchange Commission

September 30, 2021

Confidential Treatment Requested by ZimVie Inc.

Pursuant to 17 C.F.R. Section 200.83

information from third-party sources, our own analysis of data received from these third-party sources, our own internal data, market research that we commission and management estimates. Our management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. ~~Our management estimates have not been verified by any independent source. In addition,~~ Assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause future performance to differ materially from our assumptions and estimates. For additional information, see the section entitled “Cautionary Statement Concerning Forward-Looking Statements.”

Information Statement Summary

Business Overview, page 10

2.

Please revise your summary to provide a more balanced discussion of your company and products. Balance the discussion of your market leadership and your strengths on page 10 with an equally prominent discussion of your weaknesses, including your plan to incur indebtedness prior to or at the time of the distribution.

Response: In response to the Staff’s Comment, the disclosures within the “Information Statement Summary” under the caption “Our Competitive Strengths” will be revised on page 10 as follows:

Our Competitive Strengths

“We believe we have significant competitive strengths, including:

•	Comprehensive portfolio of brands trusted by surgeons and clinicians worldwide.

•	Well-positioned in attractive, growing spine and dental submarkets.

•	Compelling body of clinical evidence.

•	Established commercial infrastructure with global reach.

•	Track record of successful innovation, tuck-in acquisitions and strategic partnerships.

•	Experienced management team with deep industry expertise.

Although we believe these strengths will contribute to the growth and success of our company, our business is subject to risks including, among others, our substantial indebtedness, which will divert funds that could otherwise be used for investment in our business, our lack of experience operating as an independent public company, and the potential impact of adverse changes in governmental regulations or the markets for our products or the materials we use in our business. See “- Summary of Risk Factors” below for a further description of these risks.”

U.S. Securities and Exchange Commission

September 30, 2021

Confidential Treatment Requested by ZimVie Inc.

Pursuant to 17 C.F.R. Section 200.83

Risk Factors

If we fail to comply with healthcare fraud and abuse laws and regulations, we could face substantial penalties, page 32

3.	Please expand your risk factor here to discuss briefly the FCPA matter and its consequences, including expenses related to the independent compliance monitoring.

Response: The Company respectfully advises the Staff that in January 2017, Zimmer Biomet Holdings, Inc. (“Zimmer Biomet”) resolved certain previously disclosed Foreign Corrupt Practices Act (“FCPA”) matters involving Biomet, Inc. and certain of its subsidiaries. As part of that settlement, (i) Biomet, Inc. resolved matters with the Commission through an administrative cease-and-desist order, (ii) Zimmer Biomet entered into a deferred prosecution agreement (“DPA”) with the U.S. Department of Justice (“DOJ”), and (iii) a subsidiary of Biomet, Inc. (that will be the Company’s subsidiary following the separation and distribution) entered into a plea agreement with the DOJ. Zimmer Biomet also was subject to oversight by an independent compliance monitor. The conduct underlying these resolutions occurred prior to the 2015 acquisition of Biomet, Inc. and its subsidiaries by Zimmer Holdings, Inc. (now known as Zimmer Biomet). On July 17, 2020, the independent compliance monitor certified that Zimmer Biomet’s compliance program, including its policies and procedures, is reasonably designed and implemented to prevent and detect violations of the FCPA and is functioning effectively. The monitorship concluded in August 2020. On February 9, 2021, the one-count criminal information filed against Zimmer Biomet in 2017 was dismissed with prejudice and the DPA concluded. Neither Zimmer Biomet nor the Company has any continuing obligations or expenses in connection with this matter. The Company’s compliance program is modeled after Zimmer Biomet’s compliance program. In response to the Staff’s comment, the disclosure in the risk factor on page 32 will be revised as set forth below to more clearly describe the potential consequences of FCPA violations in the future.

“If we fail to comply with healthcare fraud and abuse laws and regulations or anticorruption regulations, we could face substantial penalties and our business, operations and financial condition could be adversely affected.

The sales, marketing and pricing of products and relationships that medical products companies have with healthcare providers are under increased scrutiny around the world. Our industry is subject to various laws and regulations pertaining to healthcare fraud and abuse, including the False Claims Act, the Anti-Kickback Statute, the Stark law, the Physician Payments Sunshine Act, the Food, Drug, and Cosmetic Act and similar laws and regulations in the United States and around the world. In addition, we are subject to various laws concerning anticorruption and anti-bribery matters (including the FCPA), sales to countries or persons subject to economic sanctions and other matters affecting our international operations. The FCPA prohibits, among other things, improper payments or offers of payments to foreign governments and their officials for the purpose of obtaining or retaining business. While we have safeguards in place to discourage improper payments or offers of payments by our employees, consultants, sales agents or distributors, these safeguards may be ineffective. In the past, Zimmer Biomet (including a subsidiary of Zimmer Biomet that will be a subsidiary of the Company following the separation and distribution) has been subject to SEC and DOJ investigation with respect to an FCPA matter, resulting in an SEC administrative cease and desist

U.S. Securities and Exchange Commission

September 30, 2021

Confidential Treatment Requested by ZimVie Inc.

Pursuant to 17 C.F.R. Section 200.83

order, a deferred prosecution agreement and a plea agreement, as well as oversight for a period of time through August 2020 by an independent compliance monitor. Any violations of the FCPA and similar laws may result in severe criminal or civil sanctions, and could result in substantial costs to respond to any such violations and to comply with any such sanctions, or could lead to other liabilities or proceedings against us, and would likely harm our reputation, business, financial condition and result of operations.”

We are increasingly dependent on sophisticated information technology, page 34

4.

We note that you “have experienced instances of successful phishing attacks” and “are also subject to other cyber-attacks.” To the extent you have been materially impacted by a cybersecurity breach, please include a description of the incident, costs, and other consequences. For additional guidance, please refer to CF Disclosure Guidance Topic No. 2 on Cybersecurity.

Response: The Company will revise the disclosure in the risk factor on page 34 as set forth below to clarify that it has not experienced a material cybersecurity breach and to clarify the nature of the risk to the Company.

“Like other multinational corporations, we have experienced instances of successful phishing attacks on our email systems and expect to be subject to similar attacks in the future. We also are subject to other cyber-attacks, including state-sponsored cyber-attacks, industrial espionage, insider threats, computer denial-of-service attacks, computer viruses, ransomware and other malware, payment fraud or other cyber incidents. In addition, as a result of the COVID-19 pandemic, a significant number of our employees who are able to work remotely are doing so, and malicious cyber actors may increase malware campaigns and phishing emails targeting teleworkers, preying on the uncertainties surrounding COVID-19, which exposes us to additional cybersecurity risks. The Company has not experienced any cyber-attack incident or breach that has materially impacted the Company. However, because of the frequently changing attack techniques, along with the increased volume and sophistication of attacks, there is the potential for the Company to be adversely impacted. Our incident response efforts, business continuity procedures and disaster recovery planning may not be sufficient for all eventualities. If we fail to maintain or protect our information systems and data integrity effectively, we could:

•	lose existing customers, vendors and business partners;

•	have difficulty attracting new customers;

•	have problems in determining product cost estimates and establishing appropriate pricing;

•	suffer outages or disruptions in our operations or supply chain;

•	have difficulty preventing, detecting, and controlling fraud;

•	have disputes with customers, physicians, and other healthcare professionals;

•	have regulatory sanctions or penalties imposed;

•	incur increased operating expenses;

•	be subject to issues with product functionality that may result in a loss of data, risk to patient safety, field actions and/or product recalls;

•	incur expenses or lose revenues as a result of a data privacy breach; or

•	suffer other adverse consequences.”

U.S. Securities and Exchange Commission

September 30, 2021

Confidential Treatment Requested by ZimVie Inc.

Pursuant to 17 C.F.R. Section 200.83

If the distribution, together with certain related transactions, does not qualify as a transaction that is generally tax-free, page 39

5.	Please revise to clarify that the conditions that you obtain a private letter ruling from the IRS and opinion(s) from tax advisors are waivable conditions.

Response: The Company will clarify in the risk factor on page 39 as set forth below that the conditions that the Company obtain a private letter ruling from the IRS and opinion(s) from tax advisors are waivable by Zimmer Biomet.

“It is a condition to the distribution that the private letter ruling from the IRS regarding certain U.S. federal income tax matters relating to the separation and distribution received by Zimmer Biomet remain valid and be satisfactory to the Zimmer Biomet board of directors and that the Zimmer Biomet board of directors receive one or more opinions from its tax advisors, in each case satisfactory to the Zimmer Biomet board of directors, regarding certain U.S. federal income tax matters relating to the separation and the distribution. The receipt and continued effectiveness of the IRS private letter ruling and the opinion(s) of tax advisors are separate conditions to the distribution, either or both of which may be waived by Zimmer Biomet in its sole and absolute discretion. The IRS private letter ruling and the opinion(s) of tax advisors will be based upon and rely on, among other things, the continuing validity of such private letter ruling, various facts and assumptions, as well as certain representations, statements and undertakings of Zimmer Biomet and us, including those relating to the past and future conduct of Zimmer Biomet and us. If any of these representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if Zimmer Biomet or we breach any of the representations or covenants contained in any of the separation-related agreements and documents or in any documents relating to the IRS private letter ruling and/or the opinion(s) of tax advisors, the IRS private letter ruling and/or the opinion(s) of tax advisors may be invalid and the conclusions reached therein could be jeopardized.”

Until the separation and distribution occur, the Zimmer Biomet board of directors has sole and absolute discretion to change the terms, page 40

6.

We note your disclosure on page 56 that “Zimmer Biomet will have sole and absolute discretion to waive any of the conditions to the distribution.” Please consider expanding your risk factor disclosure here to discuss potential consequences if certain conditions to the distribution are waived.

U.S. Securities and Exchange Commission

September 30, 2021

Confidential Treatment Requested by ZimVie Inc.

Pursuant to 17 C.F.R. Section 200.83

Response: The Company will revise the disclosure in the risk factor on page 40 with the additional underlined language below to discuss potential consequences if certain conditions to the distribution are waived:

“Until the separation and distribution occur, the Zimmer Biomet board of directors has sole and absolute discretion to change the terms of the separation and distribution in ways that may be unfavorable to us or waive any condition to the separation and distribution.

Until the separation and distribution occur, we will continue to be a direct, wholly owned subsidiary of Zimmer Biomet. Accordingly, Zimmer Biomet will have the sole and absolute discretion to determine and change the terms of the separation and distribution, including the establishment of the record date for the distribution and the distribution date. Zimmer Biomet may also waive any condition to the distribution in its sole and absolute discretion. These changes could be unfavorable to us. See the section entitled “Material U.S. Federal Income Tax Consequences” for a discussion of the U.S. federal income tax consequences for us and our stockholders that may arise if Zimmer Biomet waives the IRS private letter ruling and/or opinion(s) of tax advisors conditions and the distribution is treated as a taxable transaction for U.S. federal income tax purposes. In addition, Zimmer Biomet may decide at any time not to proceed with the separation and distribution.”

Sales and Distribution, page 80

7.	Please supplement your disclosure to include the approximate headcount of the number of independent sales agents and exclusive distributors in your network, as referenced on page 27.

Response: The Company believes that disclosure of the number of sales agents and exclusive distributors could allow competitors to estimate its marketing capabilities and weaknesses, attempt to recruit members of its sales force, and/or estimate various aspects of its market share. The Company does not believe that disclosure of the number of its independent sales agents and exclusive distributors is material to an understanding of its business, taken as a whole, in light of the extensive disclosure in the Draft Registration Statement as to the industries in which it operates, the markets for its products, the global nature of its business, its sales and marketing function and the composition of its workforce.

Intellectual Property, page 81

8.

To the extent that you consider any of your patents, or series of related patents, material to your business, please disclose the specific products, product groups and technologies to which such patents relate, whether they are owned or licensed, the type of patent protection you have, the expiration dates, the applicable jurisdictions and whether there are any contested proceedings or third-party claims.

U.S. Securities and Exchange Commission

September 30, 2021

Confidential Treatment Requested by ZimVie Inc.

Pursuant to 17 C.F.R. Section 200.83

Response: The Company respectfully advises that the Company does not consider any of its patents or series of related patents material to the business.

Properties, page 84

9.

Please expand your disclosure to include the locations of your five manufacturing sites, whether you own or lease these properties and to describe the general character of these facilities. Refer to Item 102 of Regulation S-K.

Response: The Company will revise the disclosure under “Our Properties” on page 84 as set forth below in response to the Staff’s comment.

“We have five manufacturing site locations, described below, and a global presence in approximately 25 countries.

Location	How Held	Primary Use	Sq. Ft.
Palm Beach Gardens, FL	Owned	Dental Executive Offices Dental Manufacturing	190,000
Westminster, CO	Leased	Spine Executive Offices Spine Manufacturing	104,000
Troyes, France	Leased	Spine Manufacturing	83,000
Valencia, Spain	Owned	Dental Manufacturing	70,000
Memphis, TN	Leased	Spine Manufacturing	30,000

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Operating Performance Measures, page 96

10.	Please address the following regarding your Non-GAAP adjustments and related disclosures:

•

Please clarify the nature of the costs included in your adjustment for “Costs that are not essential to ongoing operations” and provide an analysis for each component of this adjustment as to whether or not this adjustment complies with Item 10(e) of Regulation S-K. Specifically address Non-GAAP Financial Measures Compliance and Disclosure Interpretations, Question 100.01 in detail for those components in your response.

U.S. Securities and Exchange Commission

September 30, 2021

Confidential Treatment Requested by ZimVie Inc.

Pursuant to 17 C.F.R. Section 200.83

•

As part of your response, clearly discuss the extent to which you would have been able to continue selling certain products in Europe without incurring the costs of compliance with the European Union Medical Device Regulations. Provide a similar discussion addressing how the Deferred Prosecution Agreement referred to here relates to your revenue generating activities.

Response: The Company respectfully advises the Staff that the most significant costs and gains included in “Costs that are not essential to ongoing operations” are related to initial compliance with the European Union Medical Device Regulations (“EU MDR”), costs associated with a DPA for a FCPA matter, allocation of costs from Zimmer Biomet’s global restructuring program, allocation of costs from Zimmer Biomet’s integration activities, and the impact from excess and obsolete inventory on certain product lines the Company intends to discontinue.

The EU MDR will replace the prior European Medical Device Directive (“MDD”) under which the products the Company currently sells were approved. The MDD has been the applicable European regulation since the 1990s. The EU MDR imposes significant additional premarket and postmarket requirements, including new testing and clinical data, when compared to the MDD. These new requirements are not only for future product approvals, but also require the Company to meet these standards on previously-approved products. The new regulations provided a transition period until May 2021 for currently-approved medical devices to meet the additional requirements. For certain devices, this transition period can be extended until May 2024. Prior to these transition period dates, including the time periods included in this Form 10, the Company could continue to sell products that were approved under the MDD. After the transition periods, the Company will only be allowed to sell products in the European Union that were approved under the EU MDR standards.

The Company did not have adequate resources internally to work on the EU MDR requirements for previously-approved products in addition to ongoing product development and approval efforts for new products. Therefore, in order to meet the deadlines for the EU MDR, the Company has engaged temporary personnel and other third-party professionals to assist with the new requirements.

The costs the Company has excluded from its non-GAAP measures are primarily related to these temporary personnel and third-party professionals and only relate to preparing for initial EU MDR compliance with respect to previously-approved products. The Company believes the adjustment for costs related to previously-approved products complies with the requirements of Item 10(e) of Regulation S-K and Non-GAAP Financial Measures Compliance and Disclosure Interpretations, Question 100.01. The EU MDR required the Company to incur regulatory approval costs on previously-approved products for a second time. The time period over which the Company will incur the costs for previously-approved products is the discrete time period of the transition. During this transition period, the Company is incurring significantly more regulatory costs than it would for just new product development. As previously noted, significant changes to these regulations are not common, as the Company has been operating under the MDD since the 1990s. The Company is aware of other companies in the medical device industry that are

U.S. Securities and Exchange Commission

September 30, 2021

Confidential Treatment Requested by ZimVie Inc.

Pursuant to 17 C.F.R. Section 200.83

excluding similar costs from their non-GAAP measurements. Therefore, the Company does not believe excluding these incremental third-party costs from its non-GAAP measurements is misleading because: (i) they represent costs the Company is incurring for a second time on previously-approved products, (ii) the Company has disclosed in the reconciliation the nature of the adjustments made, (iii) this can help investors compare the Company’s financial results to other companies in its industry who are also excluding these costs, and (iv) the Company believes it is useful to investors to see its financial results that only reflect the costs of new product development.

Zimmer Biomet entered into the DPA with the DOJ in January 2017 and was subject to oversight by an independent compliance monitor, as described in the response to Comment 3 above. Had Zimmer Biomet not complied with the terms of the DPA, it could have been subject to prosecution for violating the internal controls provisions of the FCPA. Zimmer Biomet could also have been subject to exclusion by the Office of Inspector General of the Department of Health and Human Services from participation in federal healthcare programs, including Medicaid and Medicare. Had Zimmer Biomet been excluded from these federal programs, this most likely would have reduced its revenues, as its customers would have been less likely to purchase products without reimbursement from those programs.

The costs associated with the DPA were primarily related to the fees paid to the monitor as well as external legal counsel and other third-party professionals Zimmer Biomet engaged to assist with the requirements of the monitor. The Company believes the adjustment for costs related to the DPA does not cause the presentation of Adjusted EBITDA to be misleading, based on the requirements of Item 10(e) of Regulation S-K and Non-GAAP Financial Measures Compliance and Disclosure Interpretations, Question 100.01. Compliance with DPAs is not a cost that companies generally incur and the costs were only incurred during the period of oversight from the monitor, which ended in August 2020. Therefore, the Company does not believe excluding these third-party costs from its non-GAAP measurements is misleading because: (i) these DPA-related costs are not common and were only incurred for the discrete period of oversight from the monitor, (ii) the Company has disclosed in the reconciliation the nature of the adjustments made, and (iii) excluding these third-party costs allows investors to make better period-to-period comparisons between periods during the monitor oversight and subsequent periods.

The allocation of expense from Zimmer Biomet’s global restructuring program (the “2019 Restructuring Plan”) is from costs incurred by Zimmer Biomet that were not directly attributed to the Company’s business, but from which the Company indirectly benefitted as further discussed in the Basis of Presentation section of Note 1 to the financial statements contained in the Company’s Draft Registration Statement on Form 10. Similarly, the allocation of costs from Zimmer Biomet’s integration activities relate to Zimmer Biomet’s merger and acquisition activity of various businesses in 2015 and 2016. As it relates to the Company’s non-GAAP measurements, these costs are primarily in the year ended December 31, 2018. In the adjusted EBITDA reconciliation, we considered reporting these indirect allocation costs in the “Restructuring” and “Acquisition, integration, divestiture and related” line items that contain the direct costs the Company incurred for these activities, as reported in our combined statement of earnings. We decided against combining the indirect allocation and direct costs because we thought it would be simpler and less confusing to the readers of the Form 10 if the adjusted EBITDA reconciliation presentation for directs costs equaled the combined statement of earnings.

U.S. Securities and Exchange Commission

September 30, 2021

Confidential Treatment Requested by ZimVie Inc.

Pursuant to 17 C.F.R. Section 200.83

The impact from excess and obsolete inventory on certain product lines the Company intends to discontinue was primarily driven by acquisitions where there were competing product lines and the Company had plans to discontinue one of the competing product lines. Therefore, these costs are similar to integration costs and the Company believes it is not misleading to exclude them from our non-GAAP measurements for the same reasons.

The Company will modify its disclosures to eliminate references to these expenses not being essential to its ongoing business. The Company proposes to revise its disclosure relating to non-GAAP operating performance measures on page 96 as follows:

“Non-GAAP Operating Performance Measures

Earnings before interest, income~~s~~ taxes, depreciation and amortization (“EBITDA”) and Adjusted EBITDA are alternative views of our performance that we provide below because they are expected to be important internal measures for us. To calculate EBITDA, we start with our net losses and add in: (i) interest expense, net, (ii) benefit for income taxes, and (iii) depreciation and amortization. To calculate our adjusted EBITDA, we also add back: (i) goodwill impairment, (ii) integration, restructuring and other expenses, and (iii) other various costs ~~that we do not believe are essential to our ongoing operations~~.

We also believe EBITDA and Adjusted EBITDA are important metrics for debt investors who utilize debt-to-EBITDA ratios. Since EBITDA and Adjusted EBITDA are not measures determined in accordance with GAAP, they have no standardized meaning prescribed by GAAP and, therefore, may not be comparable to the calculation of a similar measure of other companies. These metrics should be considered in addition to, but not as a substitute for or superior to, information prepared in accordance with GAAP. As discussed above, our combined balance sheet and statement of earnings do not include an allocation of third-party debt or interest expense from Zimmer Biomet because we were not the legal obligor of the debt and because Zimmer Biomet’s borrowings were not directly attributable to our business. However, in connection with the spin-off, we expect to incur debt and such indebtedness would cause us to record additional interest expense in future periods. See “Description of Certain Indebtedness.”

U.S. Securities and Exchange Commission

September 30, 2021

Confidential Treatment Requested by ZimVie Inc.

Pursuant to 17 C.F.R. Section 200.83

The following are reconciliations from our GAAP net losses to EBITDA and Adjusted EBITDA as well as explanations of expenses and gains excluded from Adjusted EBITDA:

	Year ended December 31,
	2020	2019	2018
Net Loss of the Spine and Dental Businesses of Zimmer Biomet Holdings, Inc.	$(180.3)	$(31.8)	$(466.4)
Interest expense, net	0.3	0.2	0.1
Benefit for income taxes	(43.9)	(1.9)	(17.6)
Depreciation and amortization	133.6	134.4	146.9

EBITDA	(90.3)	100.9	(337.0)
Goodwill impairment(1)	142.0	—	411.7
Restructuring(2)	9.7	1.8	—
Acquisition, integration, divestiture and related(2)	2.2	3.2	30.8
~~Costs that are not essential to ongoing operations~~Other various costs(3)	12.1	15.5	29.8

Adjusted EBITDA	$75.7	$121.4	$135.3

(1)	We have excluded goodwill impairment from adjusted EBITDA because of the significance of these charges and their non-cash nature.
(2)

Restructuring, acquisition, integration, divestiture and related costs are expenses from our Parent’s corporate restructuring program and from acquisitions and related integration that are directly related to the Company and are for a specified period of time. Therefore, we exclude these costs from adjusted EBITDA.

(3)

We have excluded from adjusted EBITDA certain Parent-related allocated expenses from projects, events or other various costs that we consider highly variable and are for a specified period of time. These costs include expenses and gains from initial compliance with the European Union Medical Device Regulations (“EU MDR”) for previously-approved products,~~and~~ compliance with the Parent’s Deferred Prosecution Agreement (“DPA”) with the U.S. government related to certain Foreign Corrupt Practices Act matters, allocation of costs from Zimmer Biomet’s global restructuring program, allocation of costs related Zimmer Biomet’s integration activities of acquired businesses, and the impact from excess and obsolete inventory on certain product lines we intend to discontinue. The EU MDR imposes significant additional premarket and postmarket requirements. The new regulations provided a transition period until May 2021 for ~~currently~~previously-approved medical devices to meet the additional requirements. For certain devices, this transition period can be extended until May 2024. We are excluding from adjusted EBITDA the incremental costs incurred to establish initial compliance with the regulations related to our ~~currently~~previously-approved medical devices. The incremental costs primarily include temporary personnel and third-party ~~consulting~~ professionals necessary to supplement our internal resources. Under the DPA, ~~we were~~Zimmer Biomet was subject to oversight by an independent compliance monitor, which monitorship concluded in ~~February 2021~~August 2020. The excluded costs include the fees paid to the independent compliance monitor and to external legal counsel and other third-party professionals assisting in the matter. The allocation of costs from Zimmer Biomet’s global restructuring program relates to activities from which we indirectly benefitted. The costs include employee termination benefits; contract terminations for facilities and sales agents; and other charges, such as retention period salaries and benefits and relocation costs. Similarly, we benefited indirectly from Zimmer Biomet’s integration of acquired businesses and

U.S. Securities and Exchange Commission

September 30, 2021

Confidential Treatment Requested by ZimVie Inc.

Pursuant to 17 C.F.R. Section 200.83

were allocated costs from these activities. These integration activities were part of detailed integration roadmaps that had a specific period of time to be completed. The impact from excess and obsolete inventory on certain product lines we intend to discontinue was primarily driven by acquisitions where there are competing product lines and we have plans to discontinue one of the competing product lines.”

Description of our Capital Stock

Exclusive Forum, page 134

11.

We note that your forum selection provision identifies a state or federal court located within the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose here as well as in your risk factor on page 34 whether this provision applies to actions arising under the Exchange Act. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The Company will revise the risk factor on page 47 titled “Our certificate of incorporation will designate a state or federal court located in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could discourage lawsuits against us and our directors and officers” and the disclosure under the caption “Exclusive Forum” on page 134 of the Draft Registration Statement as set forth below to clarify that this provision will not apply to actions arising under the Exchange Act.

“~~To the fullest extent permitted by law, the Delaware exclusive forum provision will apply to state and federal law claims, other than those claims under the Securities Act of 1933, as amended (the “Securities Act”) for which our certificate of incorporation designates U.S. federal district courts as the exclusive forum.~~

Section 22 of the Securities Act of 1933, as amended (the “Securities Act”), creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our certificate of incorporation will provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. However, since Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty of liability created by the Exchange Act or the rules and regulations thereunder, our certificate of incorporation will further provide that the exclusive forum provision does not apply to actions arising under the Exchange Act or the rules and regulations thereunder.”

U.S. Securities and Exchange Commission

September 30, 2021

Confidential Treatment Requested by ZimVie Inc.

Pursuant to 17 C.F.R. Section 200.83

“Exclusive Forum

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to an alternative forum, a state or federal court located in the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of ours to us or our stockholders, (iii) any action asserting a claim against us or any director, officer or other employee of ours arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or bylaws (as either may be amended from time to time), or (iv) any action asserting a claim against us or any director, officer or other employee of ours governed by the internal affairs doctrine. In addition, unless we otherwise consent in writing, the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act shall be the federal district courts of the United States. Although we believe this provision will benefit us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, it may have the effect of discouraging lawsuits against us or our directors and officers. The enforceability of similar choice of forum provisions in other companies’ governing documents has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our certificate of incorporation will provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. However, since Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty of liability created by the Exchange Act or the rules and regulations thereunder, our certificate of incorporation will further provide that the exclusive forum provision does not apply to actions arising under the Exchange Act or the rules and regulations thereunder.”

Combined Financial Statements of the Spine and Dental Businesses of Zimmer Biomet Holdings, Inc.

Note 16. Segment Data, page F-27

12.

You disclose here that your CODM evaluates performance based upon segment operating profit exclusive of related party transactions, expenses incurred by you related to your Parent’s products and operating expenses pertaining to share-based compensation, intangible asset amortization, goodwill impairment, integration expenses, restructuring expenses and “other various charges that are not considered essential to the ongoing operations of spine and dental” businesses. However, we note that a number of these expenses including but not limited to share-based compensation and intangible asset amortization appear essential to certain of your revenue streams. Further, tell us and revise to clarify

U.S. Securities and Exchange Commission

September 30, 2021

Confidential Treatment Requested by ZimVie Inc.

Pursuant to 17 C.F.R. Section 200.83

whether you are backing out the expenses related to European Union Medical Device Regulations and Deferred Prosecution Agreement referred to in footnote (3) on page 96. Revise your segment disclosure here to acknowledge that certain of these expenses appear essential to the generation of revenue streams reflected in your segment measure and not to imply that all such expenses are not essential to your ongoing operations.

Response: The Company will modify the second paragraph of the segment footnote, as set forth below, to eliminate references to certain of its expenses excluded from segment operating profit not being essential to its ongoing business and to provide additional information on what is contained in the “Other” line item.

“Beginning in the second quarter of 2021, our CODM evaluates performance based upon segment operating profit exclusive of certain expenses or gains that our CODM does not include when evaluating segment performance. These expenses and gains include related party transactions~~,~~; expenses incurred by us related to Parent’s products; and operating expenses pertaining to ~~share-based compensation,~~ intangible asset amortization~~,~~; goodwill impairment~~,~~; restructuring expenses; acquisition, integration, divestiture and related expenses;~~, restructuring expenses~~ and other various charges ~~that are not considered essential to the ongoing operations of spine and dental~~. Other various charges include share-based compensation, third-party costs incurred to establish initial compliance for previously-approved products with the EU MDR, third-party costs related to our compliance with a deferred prosecution agreement between Zimmer Biomet and the DOJ, allocation of costs from the 2019 Restructuring Plan, allocation of costs related Zimmer Biomet’s integration activities of acquired businesses, and the impact from excess and obsolete inventory on certain product lines we intend to discontinue, as well as other expenses. Intercompany transactions have been eliminated from segment operating profit. The information presented in all of the years below is in accordance with this reportable segment operating profit structure.”

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We welcome any questions you may have and thank you for your attention to our filings. We request that should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to Morton Pierce at (212) 819-7900 or Michelle Rutta at (212) 819-7864.

Very truly yours,

/s/ Morton A. Pierce
Morton A. Pierce

Copy to:

Vafa Jamali, ZimVie Inc.

Heather Kidwell, ZimVie Inc.

Michelle B. Rutta, White & Case LLP

Suni Sreepada, White & Case LLP